EXHIBIT (a)(1)(iv)
Form of E-Mail Announcement of Option Exchange Offer

To:	[Eligible Option Holder]
From:	option.exchange@delekus.com
Date:	May 13, 2009
Re:	Offer to Exchange Certain Outstanding Stock Options for Replacement Stock Options
We are pleased to announce the commencement of the Delek US Holdings, Inc. Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock (referred to as the “Offer”). The Offer begins today, May 13, 2009, and will remain open until 10:00 p.m., U.S. Central Time, on June 10, 2009 (unless the Offer is extended). You may participate in the Offer with respect to your Eligible Options (as defined below).
A stock option is deemed to be an “Eligible Option” if it meets each of the following conditions:
(i)	The option was granted under our 2006 Long-Term Incentive Plan prior to May 1, 2009 with an exercise price per share greater than or equal to $16.00; and
(ii)	The option is held by an individual who is, on the date of grant for the replacement option (which is expected to by June 10, 2009), a current employee or member of the Board of Directors of Delek US Holdings, Inc. or any subsidiary; and
(iii)	The option is outstanding on the expiration date of the Offer (which is expected to be June 10, 2009).
Information regarding your Eligible Options is available on the internet at https://delekus.equitybenefits.com/ (the “Offer Website”). The Offer Website also contains detailed information regarding the Offer and the Election Forms necessary to participate in the Offer. Please read and carefully consider all of this information. If you are unable to access the Offer Website, copies of the offering materials and Election Forms are available from the Option Exchange Administrator at:
Option Exchange Administrator
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027
Facsimile Number (615) 435-1271
E-Mail option.exchange@delekus.com
The specific details of the Offer are described in the Offering Memorandum Relating to Our Offering to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock (the “Offering Memorandum”) and related documents, copies of which are included in a Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2009 (the “Schedule TO”). The Schedule TO is available by clicking on the following hyperlink https://delekus.equitybenefits.com/Documents/OfferToExchange.pdf. We urge you to read the Offering Memorandum and the related documents filed with the Schedule TO carefully. The terms of the Offer as set forth in the Schedule TO are controlling.
To elect to participate in the Offer with respect to your Eligible Options, please read the key steps described below.
Key Steps
In order to participate in the Offer, please follow these steps:
•	Go to the Offer Website at https://delekus.equitybenefits.com/.
•	To log in to the Offer Website, use your company-provided e-mail address as your User Name and use the last four digits of your social security number as your Password. If you have difficulties logging in, please contact the Option Exchange Administrator at option.exchange@delekus.com.
•	Review the list of your Eligible Options and carefully read the documents contained on the Offer Website.
(a)(1)(iv)-1

EXHIBIT (a)(1)(iv)
•	Click on the MAKE AN ELECTION button to proceed with your election and follow the directions provided on the Offer Website. Once you reach the Election Form, you will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for exchange in accordance with the terms of the Offer.
•	After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Election Confirmation Statement page.
•	Please print and retain a copy of your Election Confirmation Statement for your records. You will also receive an e-mail confirming your election. If you do not receive this e-mail by the end of the second business day following the date of your election, please contact the Option Exchange Administrator at option.exchange@delekus.com.
If you do not make your election through the Offer Website, your properly signed and completed Election Form must be delivered via facsimile or hand delivery by 10:00 p.m., Central Time, on June 10, 2009 to:
Option Exchange Administrator
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027
Facsimile No.: (615) 435-1271
We make no recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to on the Offer Website. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.
Key Dates to Remember

•	May 13, 2009	The Offer commences.

•	June 10, 2009	The Offer expires at 10:00 p.m., U.S. Central Time (unless we extend the Offer).

•	June 10, 2009	Eligible Options that have been tendered and accepted will be cancelled (if the Offer is extended, Eligible Options that have been tendered will be cancelled upon acceptance at the new expiration date and time of the Offer).

•	June 10, 2009	Replacement options will be granted (if the Offer is extended, replacement options will be granted upon acceptance at the new expiration date and time of the Offer).
(a)(1)(iv)-2